The authorized number of directors shall be not less than nine (9) nor more than seventeen (17) until changed by an amendment to the Bylaw adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. The exact number of directors shall be eleven (11) until changed, within the limits specified above, by a bylaw amending this Section 2, duly adopted by the Board of Directors or by the shareholders.